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                                                                     Exhibit 2.5

                   AMENDED AND RESTATED PARTNERSHIP AGREEMENT

                                       FOR

                  WORLDSCOPE/DISCLOSURE INTERNATIONAL PARTNERS


AMENDED AND RESTATED PARTNERSHIP AGREEMENT FOR WORLDSCOPE/DISCLOSURE INTERNATIONAL PARTNERS, an Irish partnership subject to the Partnership Act, 1890 of Ireland ("WDI"), (the "Partnership") is made and entered into as of this 15th day of October, 1996 by and among Disclosure International Incorporated, a Delaware corporation ("DII") and Wright Investors' Service International Limited, a limited liability company incorporated in Ireland ("WISI") and The Winthrop Corporation, a Connecticut corporation ("TWC"). DII and WISI and any other individual and/or business entity subsequently admitted shall be known as and referred to collectively as "Partners" and individually as a "Partner".

                                    RECITALS

     WHEREAS, Disclosure International, Incorporated, a Delaware corporation ("DII") and WISI had entered into a partnership agreement dated November 16, 1990, as amended by an agreement dated as of June 22, 1995 executed by Primark Corporation, a Michigan corporation, and TWC on behalf of themselves and their respective Affiliates, forming the Partnership pursuant to which each of DII and WISI had a 50% partnership interest in the Partnership;

     WHEREAS, simultaneously with the execution of this Agreement, TWC transferred 100% of its partnership interest in the Partnership to DII pursuant to the Partnership Interest Purchase and Sale Agreement entered into between DII and TWC (the "Irish Purchase and Sale Agreement"); with the result that, as of the date hereof, DII holds an 80% partnership interest in the Partnership and WISI holds a 20% partnership interest in the Partnership;

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     WHEREAS, DII and WISI, each a partner in the Partnership, have agreed to amend and restate the partnership agreement for the Partnership;

     WHEREAS, DII and WISI desire to enter into this written agreement (the "Agreement") in accordance with the Act (as defined herein) as to the affairs of the Partnership and the conduct of its business, which shall become effective upon consummation of the Closing (as defined herein); and

     WHEREAS, subsequent to the execution of the Irish Purchase and Sale Agreement, TWC will not be a partner in the Partnership but has agreed to assume certain obligations, including those under Article 10 hereof.

     NOW THEREFORE, in consideration of the mutual covenants contained herein, the Partners agree as follows:

                                    ARTICLE 1
                                   Definitions
                                   -----------

     "ABSTRACTED DATABASE PRODUCTS" means an electronic database, the contents of which are primarily the compilation of financial information extracted from various sources (including, but not limited to, corporate financial reports, print and electronic news sources and information services). Such products consist of templated or fielded data retrievable data item by data item and may include all of the numeric data and footnotes of any single securities filing or annual report, extracts of full text from various sources (including, but not limited to, the Chairman's letter, accounting footnotes, business description, and the explanation of financial results). No Abstracted Database Products will contain full text in amounts which would infringe any third party's copyrights or which would constitute more than 50% of the text (excluding numeric data and associated footnotes) of any single securities filing, annual report, etc.


     "ACT" means the Partnership Act, 1890 as in effect on the date hereof, and as it may be amended from time to time.

     "ADDITIONAL CAPITAL CONTRIBUTIONS" means any additional capital contributions made pursuant to Section 3.2 of this Agreement.

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     "AFFILIATE" means, with reference to a specific person, a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified person.

     "AT COST" means all direct incremental "out of pocket" costs (excluding overhead and general and administrative costs) associated with the provision of goods or services including an appropriate share of personnel compensation costs including benefits.

     "AT COST PLUS" means all costs associated with the provision of goods or services, plus a profit margin of 10%. Resources of the Partnership utilized by a Partner to which Section 2.10 applies shall include, but not be limited to:

          (a) personnel compensation costs including benefits;

          (b) services, supplies and utilized space;

          (c) general and administrative costs;

          (d) depreciation costs;

          (e) equipment maintenance costs;

          (f) legal services costs; and

          (g) library and database costs.

     "BUSINESS DAY" means any day (other than a day which is a Saturday, Sunday or public holiday in Ireland).

     "CALL" means the right of DII or DI to purchase all or part of WISI's Interest in the Partnership, pursuant to the terms of the Put and Call Agreement.

     "CAPITAL ACCOUNT" means, for each Partner, the capital account maintained by the Partnership for such Partner as described in Section 4.1.

     "CAPITAL CONTRIBUTION" means the amount of

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money and the fair market value mutually agreed upon by the Partners of other property (net of any liabilities secured by such property that the Partnership is considered to assume or take) voluntarily contributed by a Partner to the Partnership, including Additional Capital Contributions.

     "CHANGE IN CONTROL" with respect to a Partner or DI shall mean the occurrence of one or more of the following events after the date hereof: (i) a person or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) of persons shall have become the beneficial owner or have control over the voting of securities of such Partner, including any entity which, directly or indirectly, through ownership of one or more majority-owned successive subsidiary entities, owns more than 50% of the outstanding capital stock of such Partner, (or any Transferee which has acquired an Interest in the Partnership from such Partner, pursuant to the terms of this Agreement), representing a majority of the combined voting power of the outstanding securities of such Partner (or such Transferee), ordinarily having the right to vote in the election of directors, or (ii) directors representing a person or group (as so defined) of persons shall constitute a majority of the Board of Directors of such Partner (or such Transferee), or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of such Partner (or such Transferee), to any person or group (as so defined) of persons, or (iv) the shareholders of such Partner (or such Transferee), shall approve any plan or proposal for the liquidation or dissolution of such Partner (or such Transferee). Notwithstanding the foregoing, (a) the transfer of the capital stock of TWC held by any shareholder, including John or Mildred Wright or their respective estates or trusts, to the School for Ethical Education or similar charitable institutions shall not constitute a Change in Control of TWC and (b) a person or group as used in (i) through (iii) above shall not include an Affiliate of a Partner or of DI.

     "CLOSING" means the closing at which, among other things, DII and WISI will enter into this Agreement.

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     "CODE" means the United States Internal Revenue Code of 1986, as amended from time to time or any successor statute. A reference to the Code shall be deemed to include any mandatory or successor provisions thereto.

     "DESIGNATED AFFILIATE" means, with respect to TWC, all Affiliates existing on the date hereof as well as any Affiliate that is formed in the future provided that (i) such formation is for legal, compliance or tax purposes and
(ii) such Affiliate formed in the future carries on the same type of business activity as is carried on by TWC and its Affiliates on the date hereof.

     "DI" means Disclosure Incorporated, a Delaware corporation.

     "DI PARTIES" means DI and DII.

     "FISCAL YEAR" means the fiscal year of the Partnership as defined in
Section 2.8 hereof.

     "FORMATION DATE" means the date on which the term of the Partnership commenced as defined in Section 2.4 hereof.

     "GAAP" means United States generally accepted accounting principles, as in effect from time to time.

     "INTEREST" means, with respect to any Partner at any time, such Partner's entire beneficial ownership interest in the Partnership at such time, including such Partner's Capital Account, voting rights, and right to share in profits and losses, all items of income, gain, loss, deduction and credit, distributions and all other benefits and liabilities of the Partnership, together with such Partner's obligations to comply with all of the terms of this Agreement.

     "LLC OPERATING AGREEMENT" means the Limited Liability Company Operating Agreement dated as of even date herewith by and between DII and TWC.

     "MANAGING PARTNER" means DII.

     "PERCENTAGE INTEREST" means, for each Partner,

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such Partner's Interest in the Partnership as set forth in Schedule A hereto, as such may be adjusted from time to time in accordance with this Agreement and the Put and Call Agreement.

     "PUT AND CALL AGREEMENT" means the Put and Call Agreement dated as of the date hereof, by and among DII DI, TWC and WISI.

     "PUT" means the right of WISI to sell part or all of its Interest in the Partnership to DI and DII pursuant to the terms of the 15% Put and the 5% Put of the Put and Call Agreement.

     "REGULATIONS" means the income tax regulations promulgated under the Code by the United States Department of the Treasury, as such regulations may be amended from time to time.

     "SELECTED COMPANIES" means those publicly listed companies in which the clients of WISI or its Affiliates have an investment that is managed by WISI or its Affiliates, the Approved Wright Investment List (the "AWIL"), and those companies which are being considered by WISI or its Affiliates for investment. For purposes of Section 2.3, the number of companies which are being considered by WISI or its Affiliates for investment shall not exceed 7.5% of the number of companies in which the clients of WISI or its Affiliates have an investment that is managed by WISI or its Affiliates.

     "SUBSTITUTE PARTNER" means a person who has become a substitute Partner pursuant to Section 11.4 hereof.

     "TRANSFER" means any sale, assignment, gift, hypothecation, pledge, encumbrance, alienation, mortgage or other disposition, whether voluntary or by operation of law (other than a transfer which may arise by reason of death or incapacity), of an Interest or any portion thereof; provided that Transfer shall not include a pledge of the proceeds to be received upon the exercise of a Put or the Call under the Put and Call Agreement.

     "TRANSFEREE" means a purchaser, transferee, assignee (other than assignees for purposes of collater-

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alizing a Partner's loan) or any other person who takes, in accordance with the terms of this Agreement, an interest in the Partnership.

     "WORLDSCOPE" means, as the context requires, (i) an Abstracted Database Product, containing, on the date hereof, financial information on approximately 13,000 companies, or (ii) all domestic and foreign rights to the trademark and service mark represented by such mark.

     "WORLDSCOPE COMPANIES" means Worldscope/Disclosure L.L.C.,
Worldscope/Disclosure Incorporated, L.L.C. and the Partnership, and their successors and subsidiaries.

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                                    ARTICLE 2
                                 The Partnership
                                 ---------------


     2.1 FORMATION. WISI and DII have formed the Partnership as a partnership within the meaning of the Act. The Partnership is governed by the provisions of the Act and in accordance with the further terms and provisions hereof. In the event of any conflict or inconsistency between the provisions of the Act and the provisions of this Agreement, then, to the extent permitted by the Act, the provisions of this Agreement shall prevail. Each of the Partners shall execute or cause to be executed from time to time all other instruments, certificates, notices and documents, and shall do or cause to be done all such filing, recording, publishing and other acts, in each case, as may be necessary or appropriate from time to time to comply with all applicable requirements for the formation and/or operation and, when appropriate, termination of a partnership in Ireland and all other jurisdictions where the Partnership shall desire to conduct its business.

     2.2 NAME. The name of the Partnership shall be Worldscope/Disclosure International Partners and its business shall be carried on in this name with such variations and changes as are necessary to comply with the requirements of the jurisdictions in which the Partnership's operations are conducted. The Partners shall, as soon as practicable following the Closing, cause the name of the Partnership to be registered as a business name under the Registration of Business Names Act, 1963 of Ireland.

     2.3 BUSINESS PURPOSE. The purpose of the Partnership is to provide services and develop products under contract with Worldscope/Disclosure LLC. Such products and services include, without limitation (i) collecting and processing data for the Worldscope database, (ii) updating and auditing the Worldscope database, and (iii) developing software and other tools for the collection, formatting and use of such data. The Partnership will continue to provide services to TWC and its Affiliates as expressly set forth in this Agreement and as set forth in that certain Limited Liability Company Operating Agreement for Worldscope/Disclosure L.L.C., a

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Delaware limited liability company, of even date herewith by and between DI, DII and TWC. The Partners agree that such services shall always be sufficient to enable Worldscope to include, at a minimum, the depth and breadth of reporting for each country that is included in Worldscope on the Business Day immediately preceding execution of this Agreement, such that the number of companies reported on for each such country shall not decline below the number so included on said Business Day, and specifically in the case of the United States, such number shall not decline below the number so included on such Business Day nor exceed 3500 public companies. The Partnership will use all commercially reasonable efforts to insure that such products and services will be superior to the products of the Partnership's competitors, will enhance each Partner's reputation, will be of at least as high quality (in terms of accuracy, timeliness and data elements collected) as those presently produced by Worldscope/Disclosure International Partners on the date hereof and will be based on data collected from the first available source. Each of the parties hereto agrees that the products and services of Worldscope/Disclosure International Partners, as produced on the date hereof, are superior to the products of its competitors. In updating and expanding the Worldscope database, the Partnership shall give priority first to Selected Companies; and next to companies on the AWIL ("Updating Priority"). The Partnership shall be required to give such Updating Priority at no cost to WISI or its Affiliates so long as the aggregate incremental cost of doing so incurred by the Worldscope Companies under this Agreement and the LLC Operating Agreement does not exceed $50,000 per annum on an At Cost basis (the "Cost Limit"). If the annual incremental cost of such Updating Priority incurred by the Worldscope Companies exceeds the Cost Limit, the Partnership shall perform (i) at no cost to WISI or its Affiliates all possible Updating Priority activities up to the Cost Limit and (ii) if WISI or any of its Designated Affiliates requests, the Partnership will perform Updating Priority activities in excess of the Cost Limit PROVIDED THAT WISI or its Designated Affiliate, as the case may be, shall promptly reimburse to the Partnership on an At Cost Plus basis, any amount expended by the Company in excess of the Cost Limit.

     2.4 TERM. The term of the Partnership com-

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menced on November 16, 1990 (the "Formation Date") and shall continue until dissolved and wound up in accordance with Article 12 hereof or otherwise terminated in accordance with this Agreement.

     2.5 PRINCIPAL PLACE OF BUSINESS. The Partnership shall maintain its principal place of business at Bay K7B, Shannon Industrial Estate, Shannon, Co. Clare, Ireland or such other location or locations as the Managing Partner may from time to time select. For so long as WISI is a Partner in the Partnership, WISI shall be permitted to list the address of the Partnership as WISI's address.

     2.6 TITLE TO PARTNERSHIP PROPERTY. Legal title to all property of the Partnership shall be held and, if necessary, registered, and conveyed in the names of the Partners. Pending the completion of any transfer or registration contemplated by this Section 2.6, any Partnership property not held or registered in the name of the Partners shall be held in trust for the Partnership.

     2.7 THE PARTNERS. The name and place of residence of each Partner is as follows:

           Name                     Residence
           ----                     ---------

           DII                      5161 River Road
                                    Bethesda, Maryland  20816
                                    Attn:  Steven Schneider, President

           WISI                     Unit K7B
                                    Shannon Industrial Estate
                                    Shannon, Co. Clare
                                    Ireland
                                    Attn:  Peter M. Donovan,
                                           Managing Director

                                    with a copy to:

                                    The Winthrop Corporation
                                    1000 Lafayette Boulevard
                                    Bridgeport, CT  06604
                                    Attn:  Peter M. Donovan, President

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     2.8 FISCAL YEAR. Unless the Managing Partner shall at any time otherwise determine in accordance with Section 706 of the Code, the fiscal year of the Partnership shall be DII's taxable year, which ends on December 31.

     2.9 SERVICES BY PARTNERS. Except as provided herein, any and all services performed by the Partners or their Affiliates to, or on behalf of, the Partnership shall be provided At Cost. Each Partner shall have the right, at its own expense, to have a certified public or chartered accountant audit the books of the other Partner or any of such Partner's Affiliates that perform services for the Partnership at reasonable times and with reasonable notice for the sole purpose of verifying such costs, but no more than one audit per Partner in any 12-month period shall be permitted. Notwithstanding anything to the contrary herein, no Partner and none of its Affiliates shall be permitted to charge the Partnership for expenses incurred as a result of the performance of general management, general oversight or strategic planning activities for or on behalf of the Partnership.

     2.10 SERVICES TO PARTNERS. Except as specifically provided elsewhere herein, services provided to any Partner or its Affiliates by the Partnership shall be At Cost Plus. All such costs shall be based on a pro rata share of the Partnership's resources used by the Partner and its Affiliates. With the consent of the Managing Partner, which shall not be unreasonably withheld, the Partnership will honor each request by a Partner or its Affiliates to provide goods or services, provided that no disadvantage to the Partnership results therefrom. Notwithstanding the foregoing, Updating Priority services shall be performed on the basis provided in Section 2.3 hereof.

     2.11 REPRESENTATIONS AND WARRANTIES OF THE PARTIES. Each of the parties represents and warrants that:

          (a) It is duly organized, validly existing and in good standing (or comparable status) under the laws of the jurisdiction of its organization;

          (b) It has all requisite power and au-

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thority to enter into this Agreement; the execution and delivery by such party of this Agreement and the consummation by such party of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of such party; and this Agreement has been duly and validly executed and delivered by such party and constitutes (assuming the due and valid execution and delivery of this Agreement by the other parties), the legal, valid and binding obligations of each party, enforceable against each party in accordance with its terms;

          (c) There is no litigation pending or, to the best knowledge of such party, threatened against such party which has a reasonable likelihood of materially and adversely affecting the operations, properties or business of the Partnership or any of such party's obligations under this Agreement;

          (d) The execution, delivery and performance by such party of this Agreement will not result in a breach of any of the terms, provisions or conditions of any agreement to which such party is a party which has a reasonable likelihood of materially and adversely affecting the operations, properties or business of the Partnership or such party's obligations under this Agreement;

          (e) There are no claims, either administrative or judicial, at law or in equity, pending or, to the knowledge of such Partner, threatened against it which could, if continued, have a material adverse affect on the business, operations, properties, assets or condition (financial or otherwise) of such Partner, or the ability of such Partner to perform its obligations under this Agreement; and

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          (f) Except for contracts or agreements entered into in the ordinary course of business, there are no contracts or binding agreements currently in force or being negotiated to which any of the Worldscope Companies is or may be a party that have not been disclosed to the other Partner.

     2.12 EMPLOYEE MATTERS. The Partners agree that provided that Paddy Corley (the "Employee") executes a Non-Disclosure and Business Ethics Agreement in a form that is satisfactory to the Partnership, in the event that prior to the third anniversary of the date hereof the Partnership terminates without cause the Employee's employment, the Company shall pay to the Employee a lump sum severance payment equal to one year's salary in exchange for a Release executed by the Employee in a form that is satisfactory to the Partnership. Further, (i) TWC shall be responsible for amounts accrued by the Employee under TWC's Officers' Retirement Bonus (the "Bonus") prior to January 1, 1991 and (ii) the Partnership shall be responsible for amounts accrued by the Employee under the Bonus from January 1, 1991 to the date hereof. The Employee shall be entitled to the amounts referenced in the immediately preceding sentence only if the Employ-ee retires at or after age 65 from TWC, the Partnership or any of their Affiliates.

                                    ARTICLE 3
                              CAPITAL CONTRIBUTIONS
                              ---------------------

     3.1 CAPITAL CONTRIBUTIONS. The Percentage Interests, the Capital Contributions and Capital Accounts as of the date hereof for each Partner are as set forth in Schedule A attached hereto. The Partners shall be entitled to make Additional Capital Contributions as provided in Section 3.2.

     3.2 ADDITIONAL CAPITAL CONTRIBUTIONS.
         --------------------------------

          (a) No Partner shall be obligated to make any additional capital contribution to the Partnership (an "Additional Capital Contribution"). Partners may agree by unanimous consent to make Additional Capital Contributions, provided that the Partner Interests set forth in Schedule A shall be adjusted accordingly.

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          (b) Notwithstanding the provisions of Section 3.2(a), a Partner may advance funds to the Partnership voluntarily, in the form of a loan at prevailing interest rates, at the request of the Managing Partner, provided however, that any such advance shall not be considered an Additional Capital Contribution and shall have no effect on any Partner's Interest as set forth in Schedule A.

                                    ARTICLE 4
                                CAPITAL ACCOUNTS
                                ----------------

     4.1 CAPITAL ACCOUNTS. Each Partner shall have a capital account (a "Capital Account") which account shall be (1) increased by the amount of (a) the Capital Contributions of such Partner, (b) the allocations to such Partner of all items of income and gain of the Partnership pursuant to Section 5.1, (c) any positive adjustment to such Capital Account necessary to reflect the exercise of a Put by WISI or a Call by DII, and (d) any positive adjustment to such Capital Account by reason of an adjustment to reflect a revaluation of, or adjustment to the basis of, Partnership assets as provided under Regulation section 1.704-1(b)(2)(iv), and (2) decreased by (w) the amount of any cash and the book value of any property distributed to such Partner (net of liabilities secured by such property that such Partner is considered to assume or take subject to Code section 752), (x) the allocation to such Partner of all items of loss and deductions of the Partnership pursuant to Section 5.1, (y) any negative adjustment to such Capital Account necessary to reflect the exercise of a Put by WISI or the exercise of the Call by DII, and (z) any negative adjustment to such Capital Account by reason of an adjustment to reflect a revaluation of, or adjustment to the basis of, Partnership assets as provided under Regulation section 1.704-1(b)(2)(iv). The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulation.

     4.2 NO OTHER CAPITAL CONTRIBUTIONS. Except as provided in Section 3.2(a), no Partner shall be permitted or obligated to make any Additional Capital Contributions to the Partnership's capital without the unanimous con-

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sent of all of the Partners.

     4.3 NO INTEREST ON CAPITAL CONTRIBUTIONS. No Partner shall be entitled to demand or receive interest on its Capital Contributions.

     4.4 NO RIGHT OF WITHDRAWAL. No Partner shall have the right to withdraw any portion of such Partner's Capital Contributions to, or to receive any distributions from, the Partnership, except as provided in Articles 6 and 12 hereof.

     4.5 LOANS. The Partnership may borrow funds from third parties or enter into other similar credit, guarantee, financing or refinancing arrangements with third parties for any prudent business purpose and at reasonable rates.

     4.6 RESTORATION OF NEGATIVE CAPITAL ACCOUNTS. Except as may be required by the Act or otherwise by law, or in respect of any negative balance resulting from withdrawal of capital or a distribution which is in contravention of this Agreement, no Partner with a negative balance in its Capital Account shall have any obligation to the Partnership or to another Partner to restore such negative balance.

                                    ARTICLE 5
                          ALLOCATION OF INCOME AND LOSS
                          -----------------------------

     5.1 ALLOCATION OF INCOME AND LOSS.
         -----------------------------

          (a) ALLOCATIONS TO CAPITAL ACCOUNTS. All items of income, gain, loss and deduction of the Partnership shall be allocated to the Partners in accordance with their Percentage Interests.

          (b) ADJUSTMENTS. Any allocation pursuant to Section 5.1(a) will, for United States federal income tax purposes, be subject to any adjustment required to comply with Regulation section 1.704-1(b) and (c), including, without limitation, any qualified income offset within the meaning of Regulation section 1.704-1(b)(2)(ii)(d) and any nonrecourse deduction or minimum gain chargeback within the meaning of Regulation section 1.704-2. Any special allocations of items pursuant to

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this Section 5.1(b) shall be taken into account, to the extent permitted by the Regulations, in computing subsequent allocations of income, gain, loss or deduction pursuant to Section 5.1(a) so that the net amount of any items so allocated and all other items allocated to each Partner shall, to the extent possible, be equal to the amount that would have been allocated to each Partner pursuant to Section 5.1(a) had such special allocations under this
Section 5.1(b) not occurred.

          (c) CAPITAL ACCOUNTS SHALL BE DETERMINED WITHOUT REGARD TO THE PARTNERS' METHOD OF ACCOUNTING USED FOR FINANCIAL REPORTING PURPOSES. Items of income, gain, loss and deduction allocated to Capital Accounts pursuant to
Section 5.1(a) and net income computed for purposes of determining distributions pursuant to Section 6.1 and Section 12.4 shall be determined without regard to the Partners' method of accounting used for financial reporting purposes. For example, for purposes of allocations to Capital Accounts and for purposes of determining distributions under Sections 6.1 and 12.4 hereof, net income of the Partnership shall be calculated without regard to the amortization of acquisition goodwill or other assets created by the transactions contemplated in the Irish Purchase and Sale Agreement and the Put and Call Agreement.

          (d) REDETERMINATIONS. If for any taxable period of the Partnership, the Partnership is deemed to have a net increase (or decrease) in income for tax purposes as a result of a redetermination by a tax authority resulting from transactions between the Partnership and any Partner or any Affiliate of any Partner, the item or items of income or gain (or loss or deduction) that resulted in such increase (or decrease) in income shall be allocated to the Partner that was (or the Affiliate of which was) a party to the transaction and the Capital Accounts of the Partners shall reflect such allocations but shall not result in any change in the respective Percentage Interests of the Partners.

     5.2 TAX ALLOCATIONS. For United States federal income tax purposes, items of income, gain, loss, deduction and credit realized by the Partnership shall, for each fiscal period, be allocated, for federal, state and local income tax purposes, among the Partners in the

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same manner as the items of income, gain, loss, deduction and credit were allocated pursuant to Section 5.1(a).

     5.3 FEDERAL INCOME TAX. For United States federal income tax purposes, it is the intent of this Partnership and its Partners that this Partnership will be governed by the applicable provisions of Subchapter K, of Chapter 1, of the Code.

     5.4 ALLOCATION OF INCOME AND LOSS IN RESPECT OF TRANSFERRED INTERESTS.

          (a) If any Interest in the Partnership is transferred, in whole or in part, in accordance with the provisions of this Agreement, the Irish Purchase and Sale Agreement or the Put and Call Agreement during any calendar year, the income or loss attributable to such Interest for such calendar year shall be divided and allocated pro rata between the Partners based on each Partner's Percentage Interest and based upon an interim closing of the Partnership's books effective on the date of notice of such Transfer.

          (b) Notwithstanding any provisions above to the contrary, gain or loss of the Partnership realized in connection with a sale or other disposition of any of the assets of the Partnership shall be allocated solely to the Partners owning Interests in the Partnership as of the date such sale or other disposition occurs.

                                    ARTICLE 6
                                  DISTRIBUTIONS
                                  -------------

     6.1 CASH DISTRIBUTIONS. The Managing Partner shall distribute to each Partner, in accordance with such Partner's Percentage Interest in the Partnership, net income on a calendar quarterly basis, after retaining amounts necessary for working capital, provided that the minimum distribution to each Partner shall equal at least forty percent (40%) of such Partner's share of net income.

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     6.2 DISTRIBUTIONS IN KIND. No distributions of property other than cash shall be made without the consent of all of the Partners. In the event of a distribution of property other than cash, for United States federal income tax purposes such property shall be deemed to be equal to its fair market value (net of any liabilities securing such distributed property that the recipient Partners are considered to assume or take subject to under Section 752 of the
Code). Any gain or loss associated with such property shall be allocated to the Partners' Capital Accounts in accordance with Article 5 and adjustments to Capital Accounts in respect of distributions of such property shall reflect its fair market value.

                                    ARTICLE 7
                             ACCOUNTING AND REPORTS
                             ----------------------

     7.1 BOOKS AND RECORDS.
         -----------------

          (a) The Partnership shall maintain or cause to be maintained at the Bridgeport, Connecticut office of TWC or the Bethesda, Maryland office of the Partnership, this Agreement and all amendments thereto and full and accurate books of the Partnership showing all receipts and expenditures, assets and liabilities, profits and losses, and all other books, records and information required by the Act and by law as necessary for recording the Partnership's business and affairs. The Partnership's books and records for financial reporting purposes shall be maintained in accordance with GAAP, consistently applied, except to the extent provided hereunder for purposes of maintaining Capital Accounts in accordance with Article 5 hereof and calculating the profits or losses charged or credited thereto. The accounting policies and practices used for purposes of maintaining the books and records of the Partnership shall be consistent with the policies and practices employed by the Partnership prior to the date hereof with any departure from such policies and practices permitted only with the prior approval of the Managing Partner. Such documents, books and records shall be maintained at the designated office until two (2) years after the termination and dissolution of the Partnership.

          (b) Each Partner shall have the right at reasonable times during usual business hours to inspect the facilities of the Partnership, to observe the Partnership's operations and to examine, audit and make copies of the books of account and other books and records of the Partnership and other books and records relating to the reserves, assets, liabilities and expenses of the Partnership and expenditures by the Managing Partner on behalf of the Partnership; PROVIDED, HOWEVER, that none of the foregoing activities shall be conducted in a manner that unreasonably interferes with the Partnership's operations or business. Such right may be exercised through any agent or employee of a Partner designated in writing by it or by an independent public or chartered accountant, engineer, attorney or other consultant so designated. The Partner making the request shall bear all expenses incurred in any inspection, audit or examination made at such Partner's behest. Should any inspection, audit or examination disclose any immaterial errors or immaterial improper charges, the Managing Partner shall make, or cause to be made, appropriate adjustments therefor. In the event such errors or such improper charges are material and disadvantage one Partner relative to the other, the Managing Partner shall (i) reimburse the Partnership therefor and
(ii) bear all reasonable expenses of such inspection, audit or examination.

     7.2 REPORTS TO PARTNERS.
         -------------------

          (a) As soon as available to the Partnership and in any event within thirty (30) days after the end of the first eleven (11) months of each Fiscal Year and within forty-five (45) days after the end of the last month of each Fiscal Year, the Managing Partner shall cause to be prepared and sent to each Partner for the prior month and for the period from the beginning of such Fiscal Year to the end of such fiscal month, a financial statement package substantially similar in content and detail to the latest monthly package prepared for the Partnership prior to the date of execution of this Agreement, all of which shall (i) be prepared in accordance with [GAAP] (except that certain footnotes may be omitted); and (ii) set forth in each case in comparative form versus both the figures for the previous Fiscal Year, and the forecast for the current Fiscal Year.

          (b) As soon as practicable and in any event within ninety (90) days after the end of each Fiscal Year, the Managing Partner shall provide to each Partner audited financial statements of the Partnership for such Fiscal Year setting forth in each case in comparative form the figures for the previous Fiscal Year, certified by such certified public accountants as may be selected by the Managing Partner.

          (c) The Partnership or the Managing Partner shall provide to each Partner on a timely basis such information as a Partner may reasonably request regarding the details of transactions recorded in the financial statements described in Subsections 7.2(a) and 7.2(b) hereof.

          (d) As requested, the Partnership shall provide to each Partner such information as may be necessary for them to comply with applicable financial reporting requirements of any competent governmental authorities or agencies or stock exchange on which the shares of any such company are listed including, without limitation, the New York Stock Exchange and the U.S. Securities and Exchange Commission and such information regarding the financial position, business, properties or affairs of the Partnership as a Partner may reasonably request.

     7.3 TAX MATTERS AND ANNUAL TAX RETURNS.
         ----------------------------------

          (a) For Irish taxation purposes, DII shall timely prepare and provide to the Revenue Commissioners of Ireland all taxation returns, statements and other information required in respect of the Partnership pursuant to Section 70 of the Income Tax Act, 1967 (as amended) of Ireland. DII or WISI, as the case may be, shall also promptly send to each Partner a copy of all notices or communications received by the Partnership from any tax authority including, but not limited to, the Revenue Commissioners of Ireland or other Irish taxation authorities (or give written notice of any verbal communications) within ten
(10) days after receiving such notice or communication. All decisions regarding any matter with the Revenue Commissioners of Ireland or other Irish taxation authorities shall be made in the sole discretion of DII.

          (b) For United States federal income tax purposes, DII is hereby designated the "Tax Matters Partner" pursuant to Section 6231 of the Code with respect to all taxable years of the Partnership and is authorized to do whatever is necessary to qualify as such. Tax policies and elections will be made by the Tax Matters Partner in its sole discretion.

          (c) The Tax Matters Partner shall prepare or cause to be prepared all tax returns required of the Partnership. As soon as practicable after the end of each taxable year, the Tax Matters Partner shall furnish to each Partner such information in the possession of the Tax Matters Partner requested by such Partner as necessary to timely fulfill such Partner's United States federal, state, local and foreign tax obligations, including Form K-1, or any similar form as may be required by the Code or the United States Internal Revenue Service (the "IRS") or the Irish Commissioners of Revenue. The Partners shall file their individual or corporate returns, as such pertain to the business of the Partnership, in a manner consistent with the Partnership's tax and information returns.

          (d) The Tax Matters Partner shall use its best efforts to do all acts and take whatever steps are required to maximize, in the aggregate, the federal, state, local and foreign income tax advantages available to the Partnership and shall defend all tax audits and litigation with respect thereto.

          (e) DII, DI and their respective successors and permitted assigns shall indemnify and hold harmless WISI and its successors and permitted assigns and the Partnership for any tax claims, liabilities and losses incurred by the Partnership or WISI or its successors and permitted assigns as a result of the gross negligence or willful misconduct of DII, DI or their respective successors and permitted assigns or any agent or employee of DII, DI or their successors and permitted assigns; WISI and its successors and permitted assigns shall indemnify and hold harmless DII, DI and their respective successors and permitted assigns and the Partnership for any tax claims, liabilities and losses incurred by the Partnership or DII, DI or their respective successors and permitted assigns as a result of the gross negligence or willful misconduct of WISI or its successors and permitted assigns or any agent or employee of WISI or its successors and permitted assigns.

     7.4 ACTIONS IN EVENT OF AUDIT. If an audit of any of the Partnership's tax returns shall occur, the Tax Matters Partner shall, at the expense of the Partnership, control the audit. The Tax Matters Partner may, if it determines that the retention of accountants or other professionals would be in the best interests of the Partnership, retain such accountants or other professionals, to assist in any such audits. The Partnership shall bear all reasonable third party expenses, including legal and accounting fees, claims, liabilities and losses incurred in connection with any administrative or judicial proceeding with respect to any audit of the Partnership's tax returns. The payment of all such expenses to which this indemnification applies shall be made before any distributions are made to the Partners under Article 6 hereof. Except as provided in Section 7.3(e) hereof, neither the Tax Matters Partner, nor any other person shall have any obligation to provide funds for such purpose. The Tax Matters Partner shall have sole authority to contest any assertion made by the IRS or enter into any agreement with the IRS or any other taxing authority or agency.

     7.5 TAX ELECTIONS. For United States federal income tax purposes, any elections under section 754 of the Code or any other elections made under the Code by the Partnership shall be made (or caused to be made) by the Tax Matters Partner in its sole discretion, except as provided herein for purposes of maintaining Capital Accounts in accordance with Article 5 hereof and calculating profits or losses charged or credited thereto.

     7.6 ANNUAL OPERATING BUDGET AND FIVE YEAR PLAN. No later than forty-five
(45) days before the end of each Fiscal Year, the Managing Partner shall prepare in good faith and submit to the Partnership Committee (as defined in Article 8), for its information and comment (but not for its approval), an annual operating budget ("Annual Operating Budget") and five year plan, each of which shall, in the best judgment of the Managing Partner, reflect reasonable expectations for the Partnership during the period covered. The Managing Partner shall in its sole discretion approve the Annual Operating Budget and any amendments thereto.

                                    ARTICLE 8
                               ACTIONS BY PARTNERS
                               -------------------

     8.1 PARTNERSHIP COMMITTEE. The Partnership shall have a Partnership Committee made up of all Partners and their representatives, if any, as designated on Schedule B hereto. Except as otherwise provided in this Agreement, each Partner shall be entitled to vote in accordance with its then current Percentage Interest in the Partnership.

     8.2 MEETINGS. Meetings of the Partnership Committee shall be held no less frequently than quarterly. Each year, one such meeting shall be held at the offices of DII in Maryland, one at the offices of TWC in Connecticut and the remainder in New York City or such other mutually agreed upon place. The Partners may take action by the vote of Partners at a meeting in person or by proxy, or without a meeting by written consent. In no instance where action is authorized by written consent need a meeting of the Partnership Committee be called or noticed but the Managing Partner shall notify all other Partners within five days of taking an action thus consented to.

                                    ARTICLE 9
                           DUTIES AND RESPONSIBILITIES
                           ---------------------------
                             OF THE MANAGING PARTNER
                             -----------------------

     9.1 Except as otherwise expressly provided in this Agreement, the Managing Partner, in its capacity as a Partner of the Partnership under the Act, shall have sole and complete charge and management of all the affairs and business of the Partnership, in all respects and in all matters. At all times the Managing Partner shall be a fiduciary of the Partnership and shall act in good faith and in a manner that the Managing Partner reasonably believes to be in the best interests of the Partnership. The Managing Partner shall be an agent of the Partnership, and the actions of the Managing Partner taken in such capacity and in accordance with this Agreement shall bind the Partnership. The Managing Partner shall at all times be a Partner of the Partnership.

Except as otherwise provided in this Agreement, the Partners other than the Managing Partner shall not participate in the control of the Partnership, and shall have no right, power or authority to act for or on behalf of, or otherwise bind the Partnership. Except as expressly provided in Section 8.1 hereof or as otherwise provided in this Agreement or required by any non-waivable provisions of applicable law, Partners other than the Managing Partner shall have no right to vote on or consent to any other matter, act, decision or document involving the Partnership or its business.

     9.2 Except as otherwise expressly provided herein, the Managing Partner shall have full, exclusive and complete discretion to manage and control the business and affairs of the Partnership, to make all decisions affecting the business and affairs of the Partnership and to take all such actions as it reasonably deems necessary or appropriate to accomplish the purposes and direct the affairs of the Partnership. The Managing Partner shall have the right to manage and make decisions in a manner that the Managing Partner reasonably believes will foster the long term growth and prospects of the Partnership's business, and the Managing Partner shall have no duties or liabilities to another Partner or other person for actions and decisions that the Managing Partner reasonably believes are necessary, appropriate or consistent with such long term growth and prospects. The Managing Partner shall have the sole power and authority to bind the Partnership, except and to the extent that such power is expressly delegated in writing to any other person by the Managing Partner, provided that the Managing Partner shall indemnify the Partnership from and against any and all liabilities resulting from the actions or failure to act of such other person.

     9.3 Except as otherwise expressly provided herein, the Managing Partner shall have the exclusive right, power and authority, in the management of the business and affairs of the Partnership, to do or cause to be done any and all acts at the expense of the Partnership, deemed by the Managing Partner to be necessary or appropriate to effectuate the business of the Partnership. Except as provided herein and, without limiting the generality of the foregoing, the Managing Partner shall have full and complete power and authority, without the approval of any other Partner:

          (a) to conduct any business that is not inconsistent with the Partnership's purpose as set forth in Section 2.3 hereof, and to exercise any rights and powers, permitted of a partnership organized under the laws of Ireland, in any state, territory, district or foreign country as the Managing Partner deems necessary or advisable;

          (b) to acquire by purchase, lease or otherwise, and/or to otherwise own, hold, operate, finance, maintain, improve, lease, sell, convey, mortgage, transfer or dispose of any property or other assets (except for the transfer or disposal of Abstracted Database Products or other intellectual property rights) that the Managing Partner deems necessary or advisable;

          (c) to negotiate, enter into, perform, modify, extend, terminate, amend, waive, renegotiate and/or carry out any contract and agreements of any kind and nature, including without limitation, contracts and agreements with any Partner or any agent of the Partnership, as the Managing Partner deems necessary or advisable;

          (d) to lend money (provided that the outstanding aggregate principal amount of money lent by the Worldscope Companies under this Agreement and the LLC Operating Agreement does not exceed $100,000) and to invest and reinvest its funds;

          (e) to sue and be sued, complain and defend, and participate in administrative, judicial and other proceedings, in the name of, and on behalf of, the Partnership; provided, however, that the other Partners shall provide such assistance as the Managing Partner considers necessary in order to enable it to perform its obligations hereunder;

          (f) to pay, collect, compromise, arbitrate or otherwise adjust or settle any and all claims or demands of or against the Partnership, in such amounts and upon such terms and conditions as the Managing Partner shall reasonably determine;

          (g) to, from time to time, employ, engage, hire or otherwise secure the services of such persons, including any Partner, as the Managing Partner may deem necessary or advisable for the proper execution of its duties as Managing Partner hereunder, provided such services are within the scope of the foregoing authority granted to the Managing Partner hereunder, with such employment to be for such reasonable compensation and upon such reasonable terms and conditions as the Managing Partner shall determine consistent with applicable law, regulations or contracts;

          (h) to, from time to time, appoint such Executive Officers as the Managing Partner deems necessary or advisable, define and modify, from time to time, such Executive Officers' duties, and fix and adjust, as appropriate, such Executive Officers' compensation;

          (i) to borrow money and issue evidences of indebtedness necessary, convenient or incidental to the business of the Partnership, and secure the same by mortgage, pledge or other lien on any tangible assets of the Partnership;

          (j) to prepare, execute, file record, publish and deliver any and all instruments, documents or statements necessary or convenient to effectuate any and all actions that the Managing Partner is authorized to take on behalf of the Partnership;

          (k) to deal with, or otherwise engage in business with, or provide services to and receive compensation therefor from, any person who has provided services to, lent money to, sold property to, or purchased property from the Partnership or a Partner, or any person who may do so in the future; and

          (l) to establish all accounting and tax policies that the Partnership will use to maintain its books and records.

     9.4 Except as expressly provided in Section 8.1 hereof or as otherwise provided in this Agreement or required by any provision of the Act which cannot be excluded by contrary agreements or other applicable law, no Partner other than the Managing Partner shall (a) have the right to vote on or consent to any other matter, act, decision or document involving the Partnership or its business, or (b) take part in the day-to-day management, or the operation or control, of the business and affairs of the Partnership. Except to the extent expressly delegated by the Managing Partner, no other Partner or person other than the Managing Partner shall be an agent for the Partnership or have any right, power or authority to transact any business in the name of the Partnership or to act for or on behalf of or to bind the Partnership.

     9.5 THIRD PARTY SERVICES. The Managing Partner may engage third parties to provide products and services necessary for the operation of the Partnership. Contracts with such third parties shall be on the most favorable terms possible. The Managing Partner shall include each Partner or its designated Affiliate, at such Partner's option, as a user of third party services provided to the Partnership at the best possible price, provided that each Partner or its designated Affiliate using such services agrees to reimburse the Partnership for any incremental expense incurred by the Partnership as a result of the access to and use of such third party services by such Partner or its designated Affiliate, as the case may be. Third party services shall include, but not be limited to, news wires, news services, analytical services, securities pricing services and services offered by distributors of the Partnership's products. None of the parties hereto shall be considered a "third party" for purposes of this Section 9.5.

     9.6 PERSONNEL. The Managing Partner may, in its sole discretion, employ for and on behalf of the Partnership such additional personnel as it deems appropriate, provided that any such additional personnel devote 100% of their working efforts to the pursuit of the Partnership's business.

     9.7 DISTRIBUTION. The Managing Partner shall be the exclusive agent for sales and marketing of the Partnership's products and shall maintain a sales and marketing effort that is at least as great as the effort customary to the industry in which the Partnership is engaged. The Managing Partner may appoint other third party distributors provided that the commission or royalty rates to the Partnership from such distributors are approximately as favorable to the Partnership as such rates then existing between such distributors and the Managing Partner or any of its Affiliates for their products. Any advertisement or other promotion of the Partnership's products that identifies any Partner or any of its Affiliates shall include references to Wright Investors' Service (or such other Affiliate as WISI shall name) as a partner with equal billing as the other Partners.

     9.8 BANKRUPTCY; INSOLVENCY. The Managing Partner may commence a proceeding on behalf of the Partnership under applicable bankruptcy or insolvency laws, provided that all of the Partners consent to the commencement of such action. Any such proceeding commenced by any other Partner shall be deemed unauthorized and in bad faith and all parties to this Agreement shall use their best efforts to cause such proceeding to be dismissed.

     9.9 RESTRICTIONS. Notwithstanding any contrary provision of this Agreement, without the written consent of all Partners, the Managing Partner shall not have the authority to:

          (a) Do any act in contravention of this Agreement or contrary to the best interests of the Partnership;

          (b) Require any Partner to make Additional Capital Contributions to the Partnership;

          (c) Transfer, assign, sell, convey, mortgage, merge or otherwise dispose of any Abstracted Database Products or other material intellectual property or the rights thereto;

          (d) Receive any compensation for performing its duties as the Managing Partner;

          (e) Revalue, or cause to be revalued, any assets of the Partnership;
or

          (f) Lend the Partnership's money except as provided in Section 9.3(d), invest or reinvest its funds except in the Wright Treasury Money Market Fund or similar prudent short term investment vehicles, or to take or hold real or personal property for the payment of funds loaned or invested.

                                   ARTICLE 10
                 DUTIES, OBLIGATIONS AND RIGHTS OF WISI AND TWC
                 ----------------------------------------------

     10.1 EDITORIAL RESPONSIBILITIES. WISI's Affiliate, TWC, will be responsible for analytical and financial expertise with regard to the Partnership's products and services and for the definitions and accounting treatment of data elements included in the Partnership's products and services; provided, however, that the Managing Partner may require additional data or accounting treatments be included in its sole discretion. Subject to the approval of the Managing Partner, TWC shall also have additional oversight of the Partnership's products. Notwithstanding anything to the contrary herein, if WISI or TWC, as the case may be, in its sole discretion, makes a good faith determination that any of the Partnership's products or services have become materially inferior to the products and services of the Partnership (prior to the date of this Agreement) or the Partnership's competitors, then WISI or TWC, as the case may be, shall provide written notice of that determination to the Managing Partner detailing the basis for that determination. In the event that the Partnership's products or services continue to be, in WISI's or TWC's, as the case may be, sole judgment, materially inferior after six (6) months' written notice is provided to the Managing Partner, then TWC may cease performing the obligations under this Section 10.1 and, if requested by WISI, the Managing Partner will cease identifying WISI as a Partner.

     10.2 PERMITTED USE OF THE PARTNERSHIP'S RESOURCES AND PRODUCTS BY TWC AND ITS DESIGNATED AFFILIATES. So long as WISI is a Partner, and for ten years thereafter TWC and its Designated Affiliates shall:

          (i) have for their internal use, investment management and for publications, royalty free use of the Worldscope Companies' resources including but not limited to, collected data, databases, commercial products, software and library. Such use shall include investment management, investment advisory and any other investment related products and services including, but not limited to, all of TWC's and its Designated Affiliates' current products and services and any such similar products or services that TWC or its Designated Affiliates may develop in the future; and

          (ii) continue to receive, at no cost, from the Worldscope Companies the same level of service they have received in the past, including, but not limited to, immediate notification of new information important to investment decision making (e.g. news from news suppliers, company news releases, news wire stories, company financial results) on Selected Companies and use of and immediate access to the Worldscope Companies' collected data, resources and library. Access to such information will be provided on at least as timely a basis as in the past. All data will be delivered to TWC or its designated Affiliate at the time it becomes available to any of the Worldscope Companies from the collecting source, whether internal or external.

          (iii) receive the data continuously and without interruption including, without limitation, during the arbitration of any dispute or controversy between the Partners and/or their respective Affiliates. The Managing Partner agrees that any threatened or actual interruption of the data prior to or during the dispute resolution process would result in immediate and irreparable harm to TWC and its Designated Affiliates such that it would be impossible to measure the damages in money. Accordingly, if the Managing Partner or any of its Affiliates interrupts the data, or threatens to do so, prior to the decision of the arbitrator, the Managing Partner acknowledges WISI's and TWC's right to bring an action on behalf of themselves and TWC's Designated Affiliates to prevent such interruption and the Managing Partner hereby waives for itself and all of its Affiliates, any claim or defense that WISI or TWC and its Designated Affiliates has an adequate remedy at law and the Managing Partner shall not urge that such a remedy at law exists. The Managing Partner agrees to submit to the jurisdiction of any federal or state court in which WISI or TWC or its Designated Affiliates brings an action based solely on this Section 10.2.


     10.3 ROYALTY FREE USE.
          ----------------

          (a) TWC's and its Designated Affiliates' use of the Partnership's products and information resources pursuant to Section 10.2 for the production of existing products and services of TWC and its Designated Affiliates, and products and services similar to such existing products and services, and their expansion and enhancement (except for Abstracted Database Products) shall be specifically permitted and shall be royalty free. For the purposes of this Agreement, products and services which are primarily designed for the evaluation of investments and which usually include analyzed data or advice or a ranking or a rating or a system or score for evaluating investments plus raw financial or pricing data and are primarily the output of the intellectual labor process (as distinguished from the collection and reproduction of raw data) are specifically permitted to TWC and its Designated Affiliates and shall be royalty free.

          (b) ROYALTY RATES ON CERTAIN PRODUCTS. If the product is not an Abstracted Database Product and also not exempt from royalties under 10.3(a) above, TWC and its Designated Affiliates may continue to market such product or service and shall pay royalties as follows:

               (i) No royalties shall be paid if the revenues to TWC and its Designated Affiliates are less than $50,000 per year per product or less than $150,000 per year for all products or services requiring royalty payments.

               (ii) TWC and its Designated Affiliates or WISI, as the case may be, shall compensate the Partnership at the lowest royalty rate available to any customer or distributor. If no such customer or distributor exists for a similar product, then royalties shall be based on reasonable and customary industry rates.

          (c) DISPUTED PRODUCTS. If a dispute arises between the Partners over whether a new product of TWC or its Designated Affiliates is exempt from royal-ties, then, if necessary, the matter shall be submitted to the dispute resolution procedure in Article 15 and TWC and its Designated Affiliates shall be permitted to market and produce such product or service until final resolution of the dispute. If the new product is found as a consequence of the dispute resolution process to be subject to royalties, the minimums and rates set forth in 10.3(b) will apply.

     10.4 DISTRIBUTING RIGHTS. TWC and its Designated Affiliates shall be distributors of all the Partnership's products including, but not limited to, Abstracted Database Products, if any, on the most favorable terms available to any other distributor including, but not limited to, DII or any of its Affiliates.

     10.5 CONTINUATION OF SERVICES. WISI, TWC and its Designated Affiliates shall continue to provide services, on an At Cost basis, to the Partnership to the same extent that such entities provided such services to the Partnership on the Business Day immediately prior to the date of this Agreement, except for data processing services, which shall be provided to the Company on the same terms that TWC and its Affiliates provided such services to the Partnership on the Business Day immediately prior to the date of this Agreement. In the event that the Managing Partner chooses an alternative provider, WISI or TWC will have the opportunity to continue to provide such services at rates less than or equal to those proposed by such alternative provider.

     10.6 LEASE OF FLOOR SPACE. The Partnership shall comply with the provisions of that certain lease (the "Lease") dated January 23, 1989 by and between Shannon Free Airport Development Company Limited and WISI, which Lease was assigned, as of the date hereof, by WISI to WISI and DII, for the space described in the first schedule to the Lease. Notwithstanding the foregoing, the Partnership shall not be committed to lease any additional space beyond the expiration date of the Lease which is December 31, 2012.

                                   ARTICLE 11
                        TRANSFER OF PARTNERSHIP INTERESTS
                        ---------------------------------

     11.1 PROHIBITED TRANSFERS. No Partner may Transfer or encumber its Interest or any part thereof in any way whatsoever, and any such Transfer or encumbrance in violation of this Article 11 shall be null and void, except as otherwise permitted herein or provided by law, and the Transferring or withdrawing Partners shall be liable to the Partnership and the other Partners for all damages that they may sustain as a result of such attempted Transfer.

     11.2 CHANGE IN CONTROL.
          -----------------

          (a) Upon the occurrence of a Change of Control of a Partner (the "Changed Party"), each of the other Partners shall have the option to purchase such Partner's pro rata portion of the Interest then owned by the Changed Party (based upon the Percentage Interests of the other Partners), by delivery of a written notice to the Changed Party (the "Participant Purchase Notice"), with a copy to the Partnership stating that such election is unconditional and irrevocable and that such other Partner unconditionally elects to purchase its pro rata portion of the Interest owned by the Changed Party at a price in cash equal to the greater of (i) if the Changed Party is WISI and the 15% Put and the 5% Put have not been exercised, the sum of the 15% Put Exercise Price and the 5% Put Exercise Price (as defined in the Put and Call Agreement) or (ii) if the Changed Party is WISI and one Put or the Call has been exercised, the exercise price of the unexercised Put as set forth in the Put and Call Agreement, or
(iii) the Fair Market Value of the Interest. Any Interest owned by the Changed Party that is not purchased by any of the Partners in exercise of their pro rata rights hereunder shall be subject to purchase by the remaining other Partners on the terms and conditions set forth in this Section 11.2(a). For purposes of this
Section 11.2, DII shall be deemed a Changed Party upon the occurrence of a Change in Control of DI. For purposes of this Section 11.2(a), "Fair Market Value" of the Interest shall be the average of the valuations determined by three nationally recognized independent appraisers, one to be selected by DII, one to be selected by WISI and the third to be selected and mutually agreed to by the first two appraisers.

          (b) Within 5 days after the earlier of (i) a Change in Control of a Partner (which, for purposes of this Section 11.2(b) includes DI) or (ii) execution of a definitive agreement upon consummation of which a Change of Control of such Partner will occur, such Partner shall deliver a notice to each other Partner stating:

               (i) that such a Change of Control has occurred or will occur and that such other Partner has the rights set forth in this

          Section 11.2; and

               (ii) the circumstances and relevant facts regarding such Change of Control, including information with respect to pro forma historical income, cash flow and capitalization of such Changed Party (or DI, as the case may be) after giving effect to such Change of Control, PROVIDED, that if such information is unavailable at the time of delivery of such notice, such Partner shall provide such information to each other Partner and the Partnership as promptly as practicable after such information becomes available.

          (c) The other Partners may elect to exercise their rights under this
Section 11.2 by delivery of a Participant Purchase Notice to the Changed Party at any time following a Change of Control of such Changed Party, PROVIDED, that such right to deliver a Participant Purchase Notice shall expire after the latest of (i) 60 days after the delivery of notice of such Change of Control pursuant to Section 11.2(b), or (ii) 15 Business Days after the determination of the 15% Put Exercise Price (as defined in the Put and Call Agreement) or (iii) 15 Business days after the determination of the 5% Put Exercise Price (as defined in the Put and Call Agreement). During such period, the Changed Party shall provide to the other Partners any additional information relating to such Change of Control as any other Partner may reasonably request.

          (d) The closing of the purchase pursuant to the Participant Purchase Notice of the Interest held by the Changed Party shall be no later than 35 Business Days following the delivery of the Participant Purchase Notice subject to (i) extension with the written consent of the Changed Party and the other Partners, which consent shall not be unreasonably withheld, and (ii) reasonable extension as may be necessary to comply with any laws, rule or regulation of any governmental or regulatory authority to secure any necessary consent, waiver, authorization, or approval of any governmental or regulatory authority.

          (e) The rights of the other Partners to
purchase the Interest pursuant to this Section 11.2 shall be contingent upon the purchase of all (but not less than all) of the Interest owned by the Changed Party.

          11.3 PERMITTED TRANSFERS BY PARTNERS. Except as permitted in the Put and Call Agreement, no Partner may Transfer all or a portion of its Interest unless:

               (a) each of the other Partners shall have consented in writing to such Transfer, which consent shall be in the sole and absolute discretion of such Partner, except that such written consent shall not be required with respect to a transfer by a Partner of all or part of its Interest to an Affiliate;

               (b) the Partner desiring to consummate such Transfer (the "Assigning Partner"), and the prospective Transferee each execute, acknowledge and deliver to all the other Partners such instruments of transfer and assignment with respect to such Transfer and such other instruments as are reasonably satisfactory in form and substance to all the Partners;

               (c) the Transfer will not violate any securities laws or any other applicable federal or state laws or the laws of any other relevant jurisdiction or the order of any court having jurisdiction over the Partnership or any of its assets;

               (d) the Transfer will not result in or create a "prohibited transaction" as defined in Section 4975(c) of the Code or result in or cause the Partnership or any Partner to be liable for excise tax under Chapter 42 of the Code or result in or cause the Partnership or the Partnership's assets to become the assets of an employee benefit plan (as defined in Section 3(3) of ERISA);

               (e) the Transfer will not cause any violation of or an event of default under, or result in acceleration of any indebtedness under, any note, mortgage, loan, or similar instrument or document to which the Partnership is a party;

               (f) the Transfer will not cause a material adverse tax consequence to the Partnership or any of the Partners including but not limited to any material adverse tax consequence resulting, directly or indirectly, from the termination of the Partnership under section 708 of the Code; and

               (g) the Transfer will not cause the Partnership to be classified as an entity other than a partnership for purposes of the Code.

     11.4 SUBSTITUTE PARTNER. A Transferee of the whole or any part of a Partnership Interest who satisfies the conditions set forth in Section 11.3 hereof shall have the right to become a Partner in place of the Assigning Partner only if all of the following conditions are satisfied:

               (a) the fully executed and acknowledged written instrument of assignment that has been filed with the Partnership sets forth a statement of the intention of the Assigning Partner that the Transferee become a Substitute Partner in its place;

               (b) the Transferee executes, adopts and acknowledges this Agreement and agrees to assume all the obligations of the Assigning Partner; and

               (c) any costs of the Transfer incurred by the Partnership shall have been reimbursed to the Partnership by the Assigning Partner or the Transferee.

     11.5 INVOLUNTARY WITHDRAWAL BY A PARTNER. Upon the occurrence of the event referenced in Section 12.1(a), the Partner with respect to whom such event occurred shall forthwith cease to be a Partner and shall have no rights or powers as a Partner, except that the provisions of Article 10 hereof and the rights and responsibilities then existing under the Put and Call Agreement shall in no way be affected. In the event that a Partner shall cease to be a Partner under the Act, the continuation of the Partnership shall be governed by Section 12.2.

     11.6 VOLUNTARY WITHDRAWAL BY A PARTNER. Except as provided in the Put and Call Agreement, no Partner may resign or withdraw from the Partnership without the prior written consent of each other Partner, which consent may be withheld by any such other Partner in its sole and absolute discretion.

                                   ARTICLE 12
                           DISSOLUTION AND WINDING UP
                           --------------------------

     12.1 DISSOLUTION. The Partnership shall be dissolved upon the first to occur (each a "Dissolution Event"):

          (a) The withdrawal, resignation, dissolution or liquidation of a Partner;

          (b) One hundred eighty (180) days after the filing of a bankruptcy petition by or against a Partner, provided that such petition has not been dismissed in the interim or is not an unauthorized filing under Section 9.8 hereof.

          (c) The sale, transfer or other disposition of all or substantially all the assets of the Partnership, including condemnation by eminent domain;

          (d) An agreement in writing by all of the Partners to dissolve the Partnership;

          (e) An entry of a decree of judicial dissolution of the Partnership;
or

          (f) The occurrence of any other event specified under the Act as one requiring such dissolution.

     12.2 ELECTION TO CONTINUE THE BUSINESS. The Partnership shall not be dissolved pursuant to a Dissolution Event specified in Subsections 12.1(a) or
(e) (except as otherwise provided in the Act), if, within 45 days of such Dissolution Event, all of the remaining Partners unanimously agree in writing to continue the business of the Partnership, and in the event there is only one remaining Partner, such Partner shall have the right to admit a new Partner in accordance with the terms of this Agreement.

     12.3 CLOSING OF AFFAIRS. In the event of the dissolution of the Partnership for any reason, an unrestricted, royalty-free copy of each product of the Partnership shall be given to each Partner, and in the absence of an election to continue the business of the Partnership, an independent chartered accountant (the "Accountant") selected by unanimous consent of the remaining Partners shall commence to wind-up the Partnership, to wind-up its investments and to terminate the Partnership. The Accountant shall act as a fiduciary to the Partnership and shall have full right and unlimited discretion to manage the business of the Partnership during the period of closing the affairs of the Partnership and to determine the time, manner and terms of any sale or sales of Partnership property pursuant to such action. Upon complete realization and settlement of the Partnership property and compliance with the distribution provisions set forth in Section 12.4 hereof, the Partnership shall cease to be such and the Accountant shall execute, acknowledge and cause to be filed all returns and certificates necessary to terminate the Partnership and to give notice thereof.

     12.4 DISTRIBUTIONS UPON DISSOLUTION.

          (a) The Accountant shall, as soon as practicable, wind-up the Partnership and sell or distribute the assets of the Partnership. The assets of the Partnership shall be applied to the extent permitted by the Act in the following order of priority:

               (i) FIRST, to pay the costs and expenses of the winding up of the Partnership;

               (ii) SECOND, to pay the matured debts and liabilities of the Partnership to persons who are not Partners;

               (iii) THIRD, to establish reserves adequate to meet any and all contingent or unforeseen liabilities or obligations of the Partnership, provided that at the expiration of such period of time as the Accountant may deem advisable, the balance of such reserves remaining after the payment of such contingencies or liabilities shall be distributed as hereinafter provided; and

               (iv) FOURTH, to all Partners with positive Capital Account balances in proportion to such Capital Account balances, until such balances are reduced to zero; and

               (v) FINALLY, to all Partners in proportion to each Partner's Percentage Interest.

          (b) If upon dissolution and winding-up of the Partnership, the Accountant determines that (i) an immediate sale of part or all of the assets of the Partnership would cause undue loss to the Partners, and (ii) the assets of the Partnership would be readily susceptible to division for distribution in kind to the Partners, then to that extent the Accountant may distribute such assets to the Partners in kind. For such purposes, the assets of the Partnership shall be valued at fair market value at the time of distribution to be determined by an independent appraiser selected in good faith by the Accountant, provided that such appraiser must have at least ten (10) years of experience in appraising assets of the type owned by the Partnership and must be a member of a recognized national society of appraisers.

     12.5 ORDERLY WINDING-UP. A reasonable time shall be allowed for the orderly winding up and realization of the assets of the Partnership and the discharge of liabilities so as to minimize the losses normally attendant upon a winding-up.

     12.6 DEFICIT UPON WINDING-UP. Except to the extent otherwise provided in this Agreement or required by the Act or by law with respect to third-party creditors of the Partnership, upon dissolution, none of the Partners shall be liable to the Partnership for any deficit in its Capital Account, nor shall such deficits be deemed assets of the Partnership.

                                   ARTICLE 13
                                 INDEMNIFICATION
                                 ---------------


     13.1 INDEMNITY. The Partnership shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Partner, an employee or an agent of the Partnership, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Partnership, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided that such indemnity shall not be mandatory for any person seeking indemnity in connection with a proceeding voluntarily initiated by such person unless such proceeding was authorized by the Managing Partner. No Partner shall be indemnified with respect to actions between Partners or their Affiliates.

     13.2 ADVANCE PAYMENT OF EXPENSES. The expenses of Partners incurred in defending a civil or criminal action, suit or proceeding may be paid by the Partnership as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Partner to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Partnership. The provisions of this subsection do not affect any rights to advancement of expenses to which personnel other than Partners may be entitled under any contract or otherwise by law.

     13.3 OTHER ARRANGEMENTS NOT EXCLUDED. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article 13:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any agreement, vote of Partners or otherwise, for either an action in his offi-cial capacity or an action in another capacity, except that indemnification, unless ordered by a court pursuant to Section 13.3 above, shall not be made to or on behalf of any Partner if a final adjudication established that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a Partner, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                                   ARTICLE 14
                             AMENDMENT TO AGREEMENT
                             ----------------------


     Amendments to this Agreement shall be approved in writing by all of the Partners. An amendment shall become effective as of the date specified in the Partners' approval or if none is specified as of the date of such approval or as otherwise provided by Delaware law.

                                   ARTICLE 15
                               DISPUTE RESOLUTION
                               ------------------

     15.1 SETTLEMENT MEETINGS. In the event the Partners cannot agree on any issue relating to the interpretation of this Agreement, the following procedure shall be followed:

          (a) FIRST SPECIAL MEETING. A special Partnership Committee meeting shall be called by either Partner sending the other written notice requesting a meeting at a mutually convenient time and place within five (5) days of actual delivery of such notice to discuss the issue. If the issue remains unresolved then;

          (b) SECOND SPECIAL MEETING. A second special meeting shall be scheduled between the Managing Director of WISI and the President of DII (by either Partner sending the other written notice requesting same) at least five days, but not later than 10 days later. At that second meeting both will make a good faith effort to understand the position of the other and resolve the issue. If the issue remains unresolved then;

          (c) NON-BINDING MEDIATION. The matter shall be submitted forthwith to a qualified mediator. If the Partners cannot reach a final agreement with the mediator, then;

          (d) TEN ADDITIONAL DAYS. Ten days following the last mediation session, the issue may be submitted to Arbitration by either Partner in accordance with Section 16.9, provided that:

          (e) FAILURE TO ATTEND MEETING. Any Partner who fails to attend a meeting or mediation session scheduled pursuant to the preceding paragraphs shall not be permitted to institute arbitration.

                                   ARTICLE 16
                               GENERAL PROVISIONS
                               ------------------

     16.1 OTHER ACTIVITIES. Activities related to the production and marketing of Abstracted Database Products that compete directly with Worldscope, such as Worldvest, Global Vantage, Extel's international company database or World Equities, are prohibited to the Partners and their respective Affiliates. A Partner may engage or invest in, and devote its time to, any other business venture or activities of any nature and description (independently or with others) and shall have no duties or liabilities to any other Partner or other person for engaging in such activities or pursuing such opportunities.

     16.2 [The Partners agree that it is in the best interests of the Partnership for each Partner to remain in good standing or comparable status with legal, tax and regulatory authorities of the Republic of Ireland and to continue to enjoy such business powers, privileges and licenses as are afforded to each on the Business Day immediately preceding the date of execution of this Agreement. Accordingly, each Partner agrees to execute and deliver, upon request of the other Partner, such documents reasonably deemed by the requesting Partner to be necessary, appropriate or desirable to maintain such powers, privileges and licenses, provided that the responding Partner shall have no such obligation if, in such Partner's good faith judgment, the execution or delivery of such document shall be contrary to the best interests of the responding Partner or the Partnership.]

     16.3 PUT AND CALL AGREEMENT. Contemporaneously herewith, DII, DI, WISI and TWC shall execute the Put and Call Agreement, attached hereto as Exhibit A.

     16.4 NONDISCLOSURE; PUBLICITY. The Partners shall not, at any time directly or through others, use, disclose, publish or otherwise disseminate any and all confidential technological and business information of the Partnership or that of the Partners discovered, developed or known by the Partners as a consequence of their respective ownership of, employment by or relationship with the Partnership, including information entrusted to the Partnership by others, and any proprietary rights, inventions or tangible unpatented proprietary rights of the Partnership except that a Partner may disclose information to an Affiliate provided that such Affiliate agrees to be bound by the provisions of this Section 16.4, and except as required for any Partner's financing, banking or other credit relationships. Furthermore, no Partner shall divulge to any third party the actual Percentage Interest held by any Partner including its own, except as may be required by law or the Partner's own financial statements or as permitted elsewhere in this Agreement.

     16.5 FIRST RIGHT OF REFUSAL. If the Partnership has received from a third party a bona fide offer to purchase a material asset, the Managing Part-ner shall give notice of such offer (the "Notice") to all of the Partners by registered mail. The Notice shall include (a) the price offered, (b) the name of the prospective purchaser, (c) all material terms and conditions of the proposed sale, and (d) an offer to sell such asset to any Partner at the same price and on the same terms and conditions.

     Each Partner shall have 20 days following receipt of the Notice (the "Response Period") to accept or reject the offer made pursuant to Section 16.5, clause (d) hereof. The sale of such asset, whether to a Partner or the third party shall take place within 40 days after the expiration of the Response Period, and shall be on the terms and conditions set forth in the

Notice. Failure to close within such 40-day period for any reason shall give rise to an opportunity for any Partner who previously approved the sale pursuant to Section 9.9 to reconsider such approval.

     16.6 NOTICES. Unless otherwise specifically provided in this Agreement, all notices and other communications required or permitted to be given hereunder shall be in writing and shall be (i) delivered by hand, (ii) delivered by a nationally recognized commercial overnight delivery service, (iii) mailed postage pre-paid by certified mail in any such case directed or addressed to the respective addresses set forth in Section 2.8 hereof (iv) transmitted by facsimile, with receipt confirmed. Such notices shall be effective: (a) in the case of hand deliveries, when received; (b) in the case of an overnight delivery service, on the next business day after being placed in the possession of such delivery service, with delivery charges pre-paid; (c) in the case of certified mail, upon receipt of the written signature card indicating acceptance by addressee; and (d) in the case of facsimile notices, the Business Day following the date on which electronic indication of receipt is received. Any party may change its address and facsimile number by written notice to the other parties given in accordance with this Section 16.6.

     16.7 ENTIRE AGREEMENT, ETC. This Agreement and those agreements listed on Exhibit B hereto shall constitute the entire agreement between the parties hereto relating to the operations of the Partnership and shall supersede all prior contracts, agreements and understandings between them relating to such operations. Except as provided in Section 10.2(ii), no course of prior dealings between the parties shall be relevant to supplement or explain any term used in the Agreement. Acceptance or acquiescence in a course of performance rendered under this Agreement shall not be relevant to determine the meaning of this Agreement even though the accepting or the acquiescing party has knowledge of the nature of the performance and an opportunity for objection. No provisions of this Agreement may be waived, amended or modified orally, but only by an instrument in writing executed by a duly authorized officer of the party against whom enforce-ment of any waiver or consent or by whom discharge is sought. No waiver of any terms or conditions of this Agreement in one instance shall operate as a waiver of any other term or condition or as a waiver in any other instance.

     16.8 CONSTRUCTION PRINCIPLES. As used in this Agreement words in any gender shall be deemed to include all other genders. The singular shall be deemed to include the plural and vice versa. The captions and article and section headings in this Agreement are inserted for convenience of reference only and are not intended to have significance for the interpretation of or construction of the provisions of this Agreement.

     16.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts by the parties hereto, each of which when so executed will be an original, but all of which together will constitute one and the same instrument.

     16.10 SEVERABILITY. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; PROVIDED, HOWEVER, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the parties' expectations regarding this Agreement. Otherwise, the parties hereto agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

     16.11 ARBITRATION; GOVERNING LAW. Any dispute or controversy as may arise out of or relating to this Agreement, including any question regarding its existence, validity or construction shall be submitted to arbitration under the Commercial Arbitration Rules of the American Arbitration Association ("AAA"), except that any such dispute or controversy shall be submitted to three arbitrators, one of whom shall be chosen by each party from the AAA panel of arbitrators and the third by the two arbitrators previously chosen. Such arbitration shall take place in New York City. The parties agree to observe faithfully this Agreement and such rules, and to abide by and perform any award rendered by the arbitrator, and that a judgment of any court having jurisdiction may be entered on the award. In any such arbitration, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any conflicts of law rule.

     16.12 BINDING EFFECT. Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding upon, and inure to the benefit of, the Partners and their respective successors and permitted assigns.

     16.13 ADDITIONAL DOCUMENTS AND ACTS. Each Partner agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and of the transactions contemplated hereby.

     16.14 NO THIRD PARTY BENEFICIARY. This Agreement is made solely for the benefit of the parties hereto and their successors and permitted assigns and no other person shall have any rights, interest, or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

     16.15 PARTNERSHIP. DII and WISI intend to carry on a partnership under the laws of the Republic of Ireland; and the Partnership will be treated as a partnership for United States federal, state and local income tax purposes. TWC is not and shall not be regarded as a partner in the Partnership.

     IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date first written above.


DISCLOSURE INTERNATIONAL INCORPORATED (Partner)


By: /s/ Joseph E. Kasputys
   -------------------------------
Name:   Joseph E. Kasputys
Title:  Chairman


WRIGHT INVESTORS' SERVICE
INTERNATIONAL LIMITED (Partner)


By  /s/ Peter M. Donovan
   -------------------------------
Name:   Peter M. Donovan
Title:  Managing Director


THE WINTHROP CORPORATION


By: /s/ Peter M. Donovan
   -------------------------------
Name:   Peter M. Donovan
Title   President

                                   Schedule A
                                   ----------

                                Partner Interests


Percentage Interests:
--------------------

DII -  80% Percentage Interest
WISI - 20% Percentage Interest

                                   Schedule B
                                   ----------

                              Partnership Committee


DII:  Steven Schneider
      William O'Connor


WISI: Peter Donovan
      Eugene Helm

                                                                     Exhibit 2.5

             IRISH PARTNERSHIP INTEREST PURCHASE AND SALE AGREEMENT


     This Irish Partnership Interest Purchase and Sale Agreement (this "Agreement") is dated as of October 15, 1996, by and between Disclosure International Incorporated, a Delaware corporation ("Purchaser") and The Winthrop Corporation, a Connecticut corporation ("Seller").

                                    RECITALS

     WHEREAS, pursuant to the partnership agreement (the "Partnership Agreement"), dated November 16, 1990 by and between Purchaser and Wright Investors' Service International Limited, a limited liability company incorporated in Ireland ("WISI"), as amended by an agreement dated as of June 22, 1995 executed by Primark Corporation, a Michigan corporation, and Seller on behalf of themselves and their respective affiliates, WISI and Purchaser are partners in Worldscope/Disclosure International Partners, a partnership subject to the Partnership Act, 1890 of Ireland ("WDI"), each owning a 50% partnership interest in WDI; and

     WHEREAS, Purchaser desires to acquire from Seller, and Seller has agreed to sell to Purchaser, 100% of Seller's partnership interest in WDI (the "Interest"), upon the terms and conditions hereinafter set forth (the "Purchase"), resulting in Purchaser holding an 80% partnership interest in WDI and WISI holding a 20% partnership interest in WDI; and

     NOW, THEREFORE, the parties hereto agree as follows:

          1. Seller represents and warrants that (a) Seller is duly authorized to execute, perform and deliver this Agreement and this Agreement is a valid and binding agreement of Seller enforceable in accordance with its terms, and neither the execution of this Agreement nor the completion by Seller of the transactions contemplated hereby will constitute a breach of, or conflict with, or default under, its memorandum of association and articles of association or any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Seller is a party or by which Seller is bound except as rights hereunder may be limited by insolvency, reorganization or other similar laws affecting the rights of creditors generally; (b) Seller owns the Interest, free and clear of any claims, liens, charges, encumbrances and security interest, and, at the Closing (as hereinafter defined), Purchaser shall acquire title to the Interest, free and clear of any claims, liens, charges, encumbrances and security interests; (c) Seller has full power and authority to sell the Interest to Purchaser; (d) Seller has filed when due all tax returns, if any, that are required to be filed by Seller, including any that Seller is required to file for Irish tax purposes, and each such return, if any, was prepared in the manner required by applicable laws and was true, correct and complete in all material respects; and (e) Seller has timely paid all taxes, if any, imposed on or incurred by Seller. Seller, upon request, shall promptly execute and deliver any additional documents reasonably deemed by Purchaser to be necessary, appropriate or desirable to complete and evidence the sale, assignment and transfer of the Interest pursuant to this Agreement.

          2. Purchaser represents and warrants that (a) Purchaser is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement of Purchaser enforceable in accordance with its terms, except as rights hereunder may be limited by bankruptcy, reorganization or other similar laws affecting the rights of creditors generally; and (b) Purchaser is acquiring the Interest for its own account and not with a view to any resale or distribution thereof. Purchaser, upon request, shall promptly execute and deliver any additional documents reasonably deemed by Seller to be necessary, appropriate or desirable to complete and evidence the sale, assignment and transfer of the Interest pursuant to this Agreement.

          3. Each of Purchaser and Seller represents that the assets and liabilities of the Partnership are as set forth on Exhibit A hereto, which Exhibit A will be adjusted to reflect changes in such assets and liabilities between September 30, 1996 and the date hereof.

          4. At the Closing provided for in Section 6 of this Agreement (the "Closing"), Seller shall sell, convey, transfer, assign and deliver the Interest to Purchaser and Purchaser shall purchase from Seller the Interest.

          5. In consideration of the foregoing sale, conveyance, transfer, assignment and delivery of the Interest, Purchaser shall pay on the Closing Date by wire transfer to the bank account specified by Seller, in immediately available funds in United States dollars, the amount of Two Million Dollars ($2,000,000).

          6. The Closing shall take place at the office of the Purchaser on the date hereof, or at such other time or at such other place as the parties may mutually agree (the "Closing Date").

          7. Seller shall pay all transfer taxes and recording charges (including without limitation, sales, use, stamp, documentary, recording, and similar taxes, filing fees and similar charges) in connection with the purchase and sale of the Interest contemplated herein. The party which has primary responsibility under applicable law for the payment of any such transfer tax or recording charge shall prepare and file the relevant tax return or form and notify the other party in writing of the amount of the tax or charge shown on such tax return or form. If such tax or charge is paid by Purchaser, Seller shall reimburse Purchaser in immediately available funds within ten (10) days of receipt of such notice.

          8. The parties hereby agree to cooperate in taking all actions necessary to cause the Partnership to make the election allowable under Section 754 of the Internal Revenue Code of 1986, as amended.

          9. On the Closing Date, and contemporaneously with the purchase and sale of the Interest, (a) Seller and Purchaser will execute the Put and Call Agreement, substantially in the form attached hereto as Exhibit B and (b) Purchaser will execute the Amended and Restated Partnership Agreement for WDI, substantially in the form attached hereto as Exhibit C.

          10. Seller and Purchaser acknowledge that Purchaser shall file any and all necessary returns and filings with applicable tax authorities as may be required in connection with the transaction contemplated herein, except for those returns and filings which must be filed by Seller in accordance with law which such returns and filings Seller shall file. All such returns and filings required to be made by either party are subject to review and approval by the other party hereto prior to their being filed with such tax authorities.

          11. All representations, warranties and agreements made by Seller and Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of any party hereto.

          12. This Agreement shall be binding upon, inure to the benefit of and be enforceable by (a) the Seller and its successors and assigns and (b) the Pur-chaser and its successors and assigns.

          13. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be (a) delivered by hand, (b) delivered by a nationally recognized commercial overnight delivery service, (c) mailed postage prepaid by certified mail in any such case directed or addressed to the respective addresses set forth below, or (d) transmitted by facsimile, with receipt confirmed. Such notices shall be effective: (a) in the case of hand deliveries, when received; (b) in the case of an overnight delivery service, on the next business day after being placed in the possession of such delivery service, with delivery charges prepaid; (c) in the case of certified mail, the date indicated on the written signature card indicating acceptance by addressee; and (d) in the case of facsimile notices, the first Business Day following the date on which electronic indication of receipt is received. Notices to each party shall be sent to the address set forth below for each party, or to such other place as such party may designate by written notice to the other party.

         If to Purchaser:                   Disclosure International
                                              Incorporated
                                            5161 River Road
                                            Bethesda, Maryland  20816
                                            Attn:  Steven Schneider, President

         If to Seller:                      The Winthrop Corporation
                                            1000 Lafayette Boulevard
                                            Bridgeport, Connecticut  06604
                                            Attn:  Peter M. Donovan, President

          14. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law rules.

          15. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which together will constitute one and the same instrument.

          16. Except as otherwise provided in paragraph 7 hereof, and whether or not this Agreement and the transactions contemplated hereby are consummated, all costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Purchaser and Seller as of the date first written above.


                                    DISCLOSURE INTERNATIONAL INCORPORATED


                                    By  /s/ Joseph E. Kasputys
                                       -------------------------
                                       Name:  Joseph E. Kasputys
                                       Title: Chairman



                                    THE WINTHROP CORPORATION


                                    By  /s/ Peter M. Donovan
                                       -----------------------
                                       Name:  Peter M. Donovan
                                       Title: President

                                                                     Exhibit 2.5

                PARTNERSHIP INTEREST PURCHASE AND SALE AGREEMENT

     This Partnership Interest Purchase and Sale Agreement (this "Agreement") is dated as of October 15, 1996, by and between Disclosure International Incorporated, a Delaware corporation ("Purchaser") and The Winthrop Corporation, a Connecticut corporation ("Seller").

                                    RECITALS

     WHEREAS, pursuant to the partnership agreement, dated as of November 16, 1990 by and among Purchaser, Seller and Disclosure Incorporated, a Delaware corporation and an affiliate of Purchaser, as amended by an agreement dated as of June 22, 1995 executed by Primark Corporation, a Michigan corporation, and Seller on behalf of themselves and their respective affiliates, (the "Partnership Agreement"), Seller and Purchaser are general partners in Worldscope/Disclosure Partners, a Connecticut general partnership (the "Partnership"), each owning a 50% general partnership interest in the Partnership; and

     WHEREAS, Purchaser desires to acquire from Seller, and Seller has agreed to sell to Purchaser, 60% of the Seller's general partnership interest in the Partnership (the "Interest"), upon the terms and conditions hereinafter set forth:

     NOW, THEREFORE, the parties hereto agree as follows:

     1. The Seller represents and warrants that (a) the Seller is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement of the Seller enforceable in accordance with its terms, and neither the execution of this Agreement nor the consummation by the Seller of the transactions contemplated hereby will constitute a violation of, or conflict with, or default under, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Seller is a party or by which the Seller is bound except as rights hereunder may be limited by bankruptcy, reorganization or other similar laws affecting the rights of creditors generally; (b) the Seller owns the Interest, free and clear of any claims, liens, charges, encumbrances and security interest, and, at the Closing (as hereinafter defined), the Purchaser shall acquire title to the Interest, free and clear of any claims, liens, charges, encumbrances and security interests; and (c) the Seller has full power and authority to sell the Interest to the Purchaser. The Seller, upon request, shall promptly execute and deliver any additional documents reasonably deemed by the Purchaser to be necessary, appropriate or desirable to complete and evidence the sale, assignment and transfer of the Interest pursuant to this Agreement.

     2. The Purchaser represents and warrants that (a) the Purchaser is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement of the Purchaser enforceable in accordance with its terms, except as rights hereunder may be limited by bankruptcy, reorganization or other similar laws affecting the rights of creditors generally; and (b) the Purchaser is acquiring the Interest for its own account and not with a view to any resale or distribution thereof. The Purchaser, upon request, shall promptly execute and deliver any additional documents reasonably deemed by the Seller to be necessary, appropriate or desirable to complete and evidence the sale, assignment and transfer of the Interest pursuant to this Agreement.

     3. Each of the Purchaser and Seller represents that as of September 30, 1996 the assets and liabilities of the Partnership are as set forth on Exhibit A hereto, which Exhibit A will be adjusted to reflect changes in such assets and liabilities between September 30, 1996 and the date hereof.

     4. At the Closing provided for in Section 6 of this Agreement (the "Closing"), the Seller shall sell, convey, transfer, assign and deliver the Interest to the Purchaser and the Purchaser shall purchase from Seller the Interest.

     5. In consideration of the foregoing sale, conveyance, transfer, assignment and delivery of the Interest, Purchaser shall pay on the Closing Date by wire transfer to the bank account specified by Seller, in immediately available funds in United States dollars, the amount of Three Million Dollars ($3,000,000).

     6. The Closing shall take place at the office of the Purchaser on the date hereof, or at such other time or at such other place as the parties may mutually agree (the "Closing Date").

     7. Purchaser and Seller shall bear equal responsibility for the payment of all transfer taxes and recording charges (including without limitation, sales, use, stamp, documentary, recording, and similar taxes, filing fees and similar charges) in connection with the purchase and sale of the Interest contemplated herein. The party which has primary responsibility under applicable law for the payment of any such transfer tax or recording charge shall prepare and file the relevant tax return or form and notify the other party in writing of the amount of the tax or charge shown on such tax return or form. If such tax or charge is paid by Purchaser, Seller shall reimburse Purchaser one-half of the amount of such tax or charge in immediately available funds within ten (10) days of receipt of such notice; if such tax or charge is paid by Seller, Purchaser shall reimburse Seller one-half of the amount of such tax or charge in immediately available funds within ten (10) days of receipt of such notice.

     8. The parties hereby agree to take all actions necessary to cause the Partnership to make the election allowable under Section 754 of the Internal Revenue Code of 1986, as amended.

     9. On the Closing Date, and contemporaneously with the purchase and sale of the Interest, (i) the Purchaser and Seller will execute or cause to be executed
(a) the Merger Agreement, substantially in the form attached hereto as Exhibit B, (b) the Limited Liability Company Operating Agreement for Worldscope/Disclosure L.L.C., substantially in the form attached hereto as Exhibit C, and (c) the Put and Call Agreement, substantially in the form attached hereto as Exhibit D, and (ii) will cause the Certificate of Merger, substantially in the form attached hereto as Exhibit E, to be filed with the Secretary of State of the State of Delaware.

     10. All representations, warranties and agreements made by the Seller and the Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of any party hereto.

     11. This Agreement will be binding upon, inure to the benefit of and be enforceable by (i) the Seller and its successors and assigns, and (ii) the Purchaser and its successors and assigns.

     12. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be (i) delivered by hand, (ii) delivered by a nationally recognized commercial overnight delivery service, (iii) mailed postage prepaid by certified mail in any such case directed or addressed to the respective addresses set forth below, or (iv) transmitted by facsimile, with receipt confirmed. Such notices shall be effective: (a) in the case of hand deliveries, when received; (b) in the case of an overnight delivery service, on the next business day after being placed in the possession of such delivery service, with delivery charges prepaid; (c) in the case of certified mail, on the date indicated on the written signature card indicating acceptance by addressee; and (d) in the case of facsimile notices, the first Business Day following the date on which electronic indication of receipt is received. Notices to each party shall be sent to the address set forth below for each party, or to such other place as such party may designate by written notice to the other party.

         If to Purchaser:                   5161 River Road
                                            Bethesda, Maryland  20816
                                            Attn:  Steven Schneider, President

         If to Seller:                      1000 Lafayette Boulevard
                                            Bridgeport, Connecticut  06604
                                            Attn:  Peter M. Donovan, President


     13. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law rules.

     14. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which together will constitute one and the same instrument.

     15. Except as otherwise provided in paragraph 7 hereof, and whether or not this Agreement and the transactions contemplated hereby are consummated, all costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Purchaser and by the Seller as of the date first written above.


                                    DISCLOSURE INTERNATIONAL INCORPORATED

                                    By /s/ JOSEPH E. KASPUTYS
                                       ---------------------------------
                                       Name: Joseph E. Kasputys
                                       Title: Chairman



                                    THE WINTHROP CORPORATION

                                    By /s/ PETER M. DONOVAN
                                       ---------------------------------
                                       Name: Peter M. Donovan
                                       Title: President



                                        6